Exhibit 99.3

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Hudson Ranch I Holdings LLC

We have audited the accompanying financial statements of Hudson Ranch I Holdings LLC (a limited liability company) (the Company), which comprise the statements of financial position as of December 31, 2012 and 2011, and the related statements of operations and comprehensive loss, members’ equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Ranch I Holdings LLC at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

April 3, 2013

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

STATEMENTS OF FINANCIAL POSITION

	December 31
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$4,417	$2,624,841
Restricted cash	5,000,361	1,046,876
Accounts receivable	—	1,170
Receivables from affiliates	1,763	—
Prepaid expenses and short-term deposits	—	3,338,128

Total current assets	5,006,541	7,011,015

Land	—	489,876
Prepaid insurance and deposit	—	9,656
Office equipment, net	—	10,037
Plant construction in progress	—	352,043,379
Deferred financing costs, net		11,454,884

Total assets	$5,006,541	$371,018,847

Liabilities and members’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	$34,649	$13,380,369
Payables to affiliates	148,814	20,275,599
Provision for environmental remediation	—	422,311
Derivative—interest rate swaps	—	33,170,048
Construction loan payable—short-term	—	36,177,000

Total current liabilities	183,463	103,425,327

Distributions in excess of earnings for investment in unconsolidated entity	113,589,751	—
Construction loan payable	—	204,907,000
Payable to affiliates long-term	—	437,241

Total liabilities	113,773,214	308,769,568

Members’ equity (deficit)	(108,766,673)	62,249,279

Total liabilities and members’ equity (deficit)	$5,006,541	$371,018,847

See accompanying notes.

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31
	2012	2011
Revenues:
Electricity	$27,432,360	$—

Net revenues	27,432,360	—
Operating expenses:
General and administrative	1,717,278	2,116,517
Plant operating expenses	10,605,298	—
Depreciation and amortization	6,062,047	—

Total operating expenses	18,384,623	2,116,517

Operating income (loss)	9,047,737	(2,116,517)

Interest (expense) income	(9,305,056)	6,859
Other financing costs	(9,523,413)	—
Other—non operating income (expense)	898,166	(38,165)
Gain on investment in HR Holdings	1,562,738	—
Loss on interest rate swaps	(20,385,052)	(24,011,100)

Net loss and comprehensive loss	$(27,704,880)	$(26,158,923)

See accompanying notes.

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

	GeoGlobal U.S. EnergySource LLC	EnergySource LLC	Total Members’ Equity
Balance at December 31, 2010	$75,513,184	$12,895,018	$88,408,202
Net loss and comprehensive loss	(18,747,208)	(7,411,715)	(26,158,923)

Balance at December 31, 2011	56,765,976	5,483,303	62,249,279
Distributions	(102,706,268)	(40,604,804)	(143,311,072)
Net loss and comprehensive loss	(19,855,143)	(7,849,737)	(27,704,880)

Balance at December 31, 2012	$(65,795,435)	$(42,971,238)	$(108,766,673)

See accompanying notes.

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2012	2011
Operating activities
Net loss	$(27,704,880)	$(26,158,923)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on interest rate swaps	20,385,052	24,011,100
Depreciation and amortization	6,062,047	2,164
Amortization of deferred income	(897,987)
Amortization of deferred financing fees	1,580,910
Write-off of deferred financing costs	8,772,249
Loss on investment in HRTE Holdings	(1,562,738)
Changes in operating assets and liabilities:
Restricted cash	(39,807,892)	(6,738)
Accounts receivable	(4,287,748)
Prepaid expenses and short-term deposits	(62,763)	(172,423)
Spare parts Inventory	(812,927)
Accounts payable and accrued expenses	2,115,238	(91,702)
Payable to (receivable from) affiliates, net	(19,868,384)	(268,155)

Net cash used in operating activities	(56,089,823)	(2,684,677)

Investing activities
Purchases of plant and construction in progress	(18,329,697)	(191,966,937)
Cash grant received	102,086,944
Decrease in cash due to deconsolidation of HRTE Holdings	(369,445)
Distributions from HRTE Holdings and HRP	103,252,000
Chevron Transaction costs	(2,541,361)
Purchases of furniture and fixtures	—	(11,291)
Prepaid insurance and deposits, long-term	—	(2,500)
Due to affiliates, long-term	—	125,713

Net cash provided by (used in) investing activities	184,098,441	(191,855,015)

Financing activities
Distributions to members	(143,311,072)	—
Proceeds from notes payable	312,375,000	—
Repayment of construction loans	(299,034,000)	—
Repayment note payable to affiliate	(356,090)
Debt financing costs	(4,697,780)	(133,308)
Proceeds from construction loan payable	57,950,000	191,942,000
Settlement of derivative liability	(53,555,100)	—

Net cash provided by (used in) financing activities	(130,629,042)	191,808,692

Net increase (decrease) in cash and cash equivalents	(2,620,424)	(2,731,000)
Cash and cash equivalents, beginning of period	2,624,841	5,355,841

Cash and cash equivalents, end of period	$4,417	$2,624,841

Supplemental disclosure of cash flow information
Interest paid, including settlements from interest rate swaps	$9,305,056	$7,469,136

Noncash investing activities
Transfers from construction in progress to property, plant and equipment	$350,850,100	$—

Transfers from prepaid expense to property, plant and equipment	$190,071

Construction payable related to purchases of property, plant, and equipment	$2,691,079	$1,134,090

Accounts payable related to plant and construction in progress	$6,574,375	$3,762,049

Amortization of deferred financing costs included in construction in progress	$1,101,725	$6,448,479

Deconsolidated net equity of HRTE Holdings	$14,441,850	$—

See accompanying notes.

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. Description of Company and Nature of Operations

Hudson Ranch I Holdings, LLC (HR Holdings), a limited liability company, was formed on April 26, 2010 (inception) by EnergySource LLC (ES) to hold the interests of Hudson Ranch Power I, LLC (HRP or the Project). HRP is a limited liability company, incorporated on May 12, 2006, by ES to develop, construct, and operate a 49.9-megawatt geothermal power generation plant located in Calipatria, California. HR Holdings received the full ownership interest in HRP from ES on May 13, 2010 (the Transaction Date), as part of a larger financing transaction (the May 2010 Financing) described in Note 6. At the same time, HR Holdings admitted a new member, GeoGlobal U.S. EnergySource LLC (GGE). HR Holdings is jointly owned by ES and GGE (collectively, the Members) and is governed by a management committee with equal representation from each of the Members. Site construction on the Project began in May 2010, and the power plant was placed in service on March 26, 2012 (In-Service Date), with depreciation of the plant assets starting on April 1, 2012. For the years prior to December 31, 2012, the Company was considered to be in the development stage prior to the plant being placed in service.

In August 2012 in conjunction with the refinancing of the HRP construction loan HR Holdings contributed 100% of its interest in HRP into Hudson Ranch TE Holdings LLC (HRTE Holdings), a wholly owned subsidiary (HRTE Transaction). On September 26, 2012 (Chevron Transaction Date), Chevron Hudson Ranch I, LLC (Chevron), contributed $99,500,000 to HRTE Holdings in exchange for a non-controlling equity interest in HRTE Holdings (Chevron Transaction). As a result of the Chevron Transaction, Chevron gained participation rights in HRTE Holdings and HR Holdings no longer controlled by HRTE Holdings. In accordance with applicable accounting guidance the HRTE transaction qualifies as a transfer of real estate for financial reporting purposes and was required to deconsolidate HRTE Holdings. As of the Chevron Transaction date the Company is required to account for its investment in HRTE Holdings under the equity method of accounting. In addition, due to the Company’s continuing involvement in HRTE Holdings, the accounting rules precluded the Company from recording a gain upon deconsolidation. Following the Chevron Transaction HRTE Holdings made a significant cash distribution to the Company causing the Company’s investment to become negative. This investment is shown on the statement of financial position as distributions in excess of earnings within long-term liabilities.

As of December 31, 2012, HRTE Holdings is jointly owned by HR Holdings and Chevron. The consolidated assets and liabilities of HRTE Holdings as of the Chevron Transaction Date, were as follows:

(in thousands)
Cash and restricted cash	$36,224
Current assets	7,197
Long-term assets	370,451
Accounts payable and accrued expenses	(9,735)
Current maturities of long-term notes	(2,718)
Deferred income	(101,189)
Asset retirement obligation	(5,015)
Notes payable long-term	(309,657)

$(14,442)

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The accompanying statements of operations and cash flows include the activities of HRP through Chevron Transaction Date. The Company evaluated subsequent events through April 3, 2013, the date on which these financial statements were available to be issued.

2. Significant Accounting Policies

Accounting Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less at the purchase date.

Fair Value of Financial Instruments

The carrying amounts of the financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and accounts payable to affiliates, approximate fair value due to the short maturities of these financial instruments.

Restricted Cash

Restricted cash at December 31, 2012 and 2011, consisted of $5,000,000 and $1,047,000, respectively. The 2012 amounts are being held in an escrow account as part of the Chevron Transaction. As a condition of Chevron’s investment in HRTE Holdings the Company agreed to the establishment of a $5.0 million escrow account. The escrow account is to secure the Company’s obligations under the HRTE Holding’s limited liability operating agreement primarily for a cause event or recapture event as those terms are defined therein. The 2011 restricted amounts were in certificates of deposit held with a bank to secure the issuance of performance bonds to local and governmental authorities pursuant to various laws and permits.

Revenue Recognition

The Project began generating revenues when the power plant was placed in service in March 2012. As such, the Company’s revenues and accounts receivable are derived primarily from the sale of electrical energy under a Power Purchase Agreement (PPA) with Salt River Project Agricultural Improvement and Power District (SRP), with a term through March 26, 2032. Pursuant to the PPA, SRP is obligated to purchase and the Project is obligated to sell all power generated by the Project up to a maximum production level as specified in the PPA. The price to be paid for energy was derived by a formula as agreed to by the parties and is based on certain specific costs required to construct the Project (Base Price). The Base Price is adjusted seasonally in accordance with the PPA and contains annual indexed escalation provisions.

In accordance with accounting guidance, HRP is required to account for the PPA as an operating lease. All payments received under the PPA represent contingent rentals. Lease revenue is recognized on a units of production basis as electrical power is generated and supplied to SRP. The revenues generated prior to the In-service date of $2,369,000 were offset against the cost of the Plant assets.

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Company’s future revenues are contingent upon the sale of energy to SRP pursuant to the PPA. The loss of SRP as an energy off-taker would have a material adverse effect on the financial results of the Company.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. Cash and cash equivalents are deposited with a limited number of financial institutions in the United States. The balances held at any one financial institution may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company currently has accounts with only one major financial institution.

Deferred Financing Costs

Deferred financing costs are recorded at cost and include costs relating to undertaking debt financing activities.

In connection with entering into the Construction Loan Credit Agreement in May 2010 (see Note 5), the Company incurred approximately $19.4 million in deferred financing costs. Deferred financing costs were allocated between Tranche A and Tranche B of the construction loan (Note 5) based on their relative commitment amounts and amortized on a straight-line basis over a two-year term for the Tranche B portion of the debt and a seven-year term for the Tranche A portion of the debt. For Tranche A, the amortization period represents the combined terms of the construction and term loans under the Construction Loan Credit Agreement. The amortization during the construction period through the In-service Date was included in the Project’s construction in progress. As of December 31, 2011, the Company had expected to convert the construction loan into a term loan. Upon that conversion, the remaining deferred financing costs related to Tranche A were to be amortized over the remaining life of the debt under the interest method of accounting and included in interest expense on the statements of operations.

Deferred financing costs of $6.4 million has been amortized and capitalized as construction in progress for the year ended December 31 2011. For the period from January 1, 2012 to September 26, 2012, $1.1 million has been amortized and capitalized as construction in progress and $1.6 has been recorded as interest expense. On August 31, 2012, the Company repaid the outstanding balance on the Tranche A loan. The unamortized balance of the Tranche A deferred financing costs as of the August 31, 2012 repayment date in the amount of $8.8 million was written off and reflected in other financing costs in the accompanying 2012 statement of operations.

In connection with entering into the Note Purchase Agreement on August 31, 2012 (see Note 5), the Company incurred approximately $5.4 million in financing costs, of which $625,000 were accounted for as a discount on the notes payable (Note 5) and reported as an offset to the notes payable balance on the Company’s balance sheet. These costs are being amortized over the term of the loan using the effective interest method. For the period from January 1, 2012 through September 26, 2012, amortization related to these deferred financing costs totaled $19,000, and was included in interest expense in the accompanying 2012 statement of operations.

In connection with the contribution of members’ interest to HRTE Holdings (see note 7), the Company incurred approximately $2.5 million in financing costs.

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Property and Equipment, Including Plant Construction in Progress

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation starts on the first of the month following the date assets, or major components thereof, are placed in service. Additions, refurbishment of major equipment and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance that do not meet this criteria are expensed as incurred. Interest, amortized deferred financing costs, and commitment fees incurred during the construction period are capitalized in connection with the construction of major facilities. These costs are capitalized and recorded as part of the asset to which they relate and will be amortized over the asset’s estimated useful life when the related asset is placed in service

As of December 31, 2011, property, plant, and equipment consisted primarily of construction in progress on the Project and totaled $352.0 million, which had not been placed into service.

Depreciation of the power plant commenced on April 1, 2012. As of the Chevron Transaction Date, property, plant, and equipment net of depreciation totaled $364.6 million. This consists of gross property, plant and equipment of approximately $370.4 million, consisting primarily of the power plant, and accumulated depreciation of approximately $5.8 million. Total interest capitalized for the years ended December 31, 2012 and 2011, was $4.0 million and $7.5 million, respectively. Included in these amounts are settlements from the interest rate swap agreements of $0.7 and $2.2 million, respectively. Property, plant, and equipment also included the amortization of deferred financing costs of $1.1 and $6.4 million, for the years ended December 31, 2012 and 2011, respectively. Depreciation expense for the period from April 1, 2012 through the Chevron Transaction Date totaled $5.8 million.

Long-Lived Assets

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be sold are reported at the lower of the carrying amount or the fair value less costs to sell. Based on an evaluation of existing long-lived assets and identifiable intangibles, the Company determined that no impairment of long-lived assets existed as of December 31, 2012 and 2011.

Intangible Assets

Intangible assets consist of origination fees related to the PPA with SRP in the amount of $1,193,000. Under the applicable accounting for leases these fees are recognized on a straight line basis starting on the In-service Date and continuing over the non-cancellable term of the PPA of 30 years. The Company recorded amortization of $20,000 for the period from January 1, 2012 to September 26, 2012. All intangible assets were contributed to HRTE on August 31, 2012 as part of the HRTE transaction.

Provision for Environmental Remediation

The Company has an obligation to perform certain cleanup of mud sumps associated with geothermal wells as required by the provisions of an environmental permit and land lease. The Company records a provision for costs associated with environmental remediation obligations in the period in which they are incurred. Costs

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

incurred in connection with the construction of a facility are capitalized as construction in progress. The liability for the obligation represents the Company’s best estimate of the expenditure to settle the obligation or to transfer the obligation to a third party as of the balance sheet date. As of December 31, 2011, the Company estimated it will incur $422,000 to complete the cleanup. This amount was capitalized to construction in progress during 2011 and $8,000 of this liability was settled in 2012.

Asset Retirement Obligation (ARO)

The Company accounts for its obligation to dismantle the power plant and restore the site to its original condition as required by provisions of the conditional use permit granted by the county and certain geothermal lease agreements. The Company recorded an ARO of $4,855,000 at the In-service Date. A liability for the fair value of the asset retirement obligation (which represents the cost for removal of the power plant and remediation of the land) has been recognized in the period in which it was incurred, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the property and equipment. The asset retirement cost is subsequently amortized on a straight-line basis over the 30-year average estimated useful life of the Plant assets. Changes in the asset retirement obligation resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense. Changes resulting from revisions to the timing or amount of the original estimates of cash flows are recognized as an increase or a decrease in the asset retirement cost and asset retirement obligation.

The fair value of the cost to dismantle the power plant was based on current estimated costs to perform the dismantlement. An inflation rate of 3.0% and market risk premium of 10% were used to determine the total fair value of the cost to dismantle the power plant at the end of the land lease agreements. This inflated cost was discounted to the present value of the ARO using a discount rate of 6.75%, which reflects the current market assessments of the time value of money and the risks specific to the obligation.

The following table presents a reconciliation of the ARO Balance:

2012
Balance at December 31, 2011	$0
Plant liability	4,855,000
Accretion expense	160,000
Balance at September 26, 2012	$5,015,000

Investment in Unconsolidated Affiliates

HRTE Holdings net earnings or losses are allocated to the Members’ equity accounts in accordance with the allocation provisions of the LLC Agreement.

The HRTE LLC Agreement calls for the allocation of profit and loss on an income tax basis. In addition, cash is distributed and other benefits allocated in varying amounts throughout the life of the Company. Therefore, the members’ interests in the Company are not fixed, and the Company applies the Hypothetical Liquidation at Book Value (HLBV) method in allocating book profit and loss to the members. The HLBV method is consistent with the principles set forth in ASC Topic 323-970, Investments—Equity Method and Joint Ventures, Real Estate. The HLBV method measures the amount of cash that each member would receive at each

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

reporting date upon a hypothetical liquidation of the Company at the net book value of its underlying assets. The change in the amount of cash that each member would receive at the reporting date and the previous reporting date represents the amount of profit or loss allocated to each member for the reporting period, taking into account the distributions received during the reporting period.

Significant aspects of the HRTE LLC Agreement are detailed below:

Tax Allocations

Taxable income is allocated to the Class A Member (HRH) and the Class B Member (Chevron) in the ratio of 1% to 99% until the “flip point” has been reached. The flip point is defined in the LLC Agreement as the date the Class B Member has received a certain after-tax return, as set forth in the LLC Agreement. Thereafter, taxable income is allocated to the Class A Members and the Class B Member in the ratio of 95% to 5%, respectively.

Cash Distributions

Available cash, as defined in the LLC Agreement, is distributed to the Class A Member and the Class B Member in the ratio of 12.6% to 87.4%, until the flip point. Thereafter, available cash is distributed to the Class A Members and the Class B Member in the ratio of 95% to 5%, respectively. The distribution ratios are subject to certain modifications as set forth in the LLC Agreement.

Management

Management of the HRTE is vested in the managing member, which is currently HR Holdings. However, certain actions, such as the incurrence of indebtedness, the sale of membership interests, the incurrence of expenditures, the execution of the operating budget, and others as set forth in the LLC Agreement, must be approved by approval of a majority of all members, as also set forth in the LLC Agreement.

Purchase Option —

HR Holdings or any other EnergySource LLC (ES) affiliate, will have the right to reacquire all of the outstanding Class B membership interests at any time during the twelve month period following the first day after the end of the quarter in which the Flip Point occurs, but not earlier that the fifth anniversary after the Project was placed in service (March 26, 2012); the fifteenth anniversary after the Project was placed in service; the twentieth anniversary after the Project was placed in service, as set forth in the LLC Agreement. The exercise price will be the higher of fair market value of the class B membership interests on the date of the purchase and the Minimum Purchase Price. The Minimum Purchase price is an amount that allows the Class B Member to earn the greater of the Internal Rate of Return achieved by the Class B Member on the Purchase Option exercise date, as if any outstanding Accumulated Deficit Balance that accrued after the Flip Point had been reduced to zero on the Purchase Option exercise date by a hypothetical distribution of cash to the Class B Member and the Class B Member’s Base Case Internal Rate of Return of 20%, as also set forth in the LLC Agreement. The Company concluded that the purchase option does not meet the definition of a derivative under the derivative guidance and is not subject to bifurcation and separate accounting on HRTE’s financial statements. The following table summarizes the financial information of HRTE Holdings as of and for the period from September 26, 2012 to December 31, 2012:

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2012
Revenues	$17,215,129
Operating income	6,040,626
Net income	615,046
Company’s share of net income	1,562,742

Assets
Current assets	$34,166,324
Noncurrent assets	368,005,449

Total assets	$402,171,773

Liabilities
Current liabilities	$9,393,070
Noncurrent liabilities	413,045,705

Total liabilities	$422,438,775

Members’ equity (deficit)
Outside Member’s equity	$95,864,110
Company’s share of (deficit)	(116,131,112)

Total Members’ (deficit)	$(20,267,002)

Government Grant

The Company records grants received from the government that are related to depreciable assets as deferred income. The deferred income is then amortized into other income over the useful life of the assets to which the grant is related.

In June 2012, the Project received a cash grant from the United States Treasury under Section 1603 of Division B of the American Recovery and Reinvestment Act of 2009 (the Act) related to the Project (the Cash Grant). The grant represented 30% of qualified costs of the Plant, as defined by the Act, and totaled $102,087,000. The deferred income amount related to the Cash Grant will be amortized into other income on a straight-line basis, over the remaining useful life of the Plant assets of approximately 30 years. For the period from June, 2012 through September 26, 2012, amortization of the grant totaled $898,000.

In order to comply with the Act, the Project must provide to the United States Treasury a project performance report on an annual basis, for a period of five years after the property is placed in service. Information included in this report includes number of jobs retained and annual production data. If the property is disposed of within five years from the date the power plant is placed in service, the grant is subject to recapture rules, as set forth in the Act.

Derivatives—Interest Rate Swaps

Derivative liability recorded as of December 31, 2011 is related to interest rate swaps. In May 2010, the Company entered into a series of derivative transactions in order to manage the exposure to interest rate risk on the construction loan (2010 Interest Rate Swaps). The 2010 Interest Rate Swaps were entered into with the participants to the Construction Loan Credit Agreement (as discussed in Note 5) to manage interest rate risk by limiting the interest rate exposure on the underlying financing. These interest rate contracts had an initial notional

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

amount of $172.7 million, were based on LIBOR (U.S. dollar) rates, range in maturity from one to three months, and were to extend through September 29, 2027. The notional amounts for the one-month swaps was to increase through their term on June 29, 2012. The notional amounts on the three-month swaps was to increase through June 29, 2018, and then decrease afterward through their term on September 29, 2027. The interest rate on the one-month swap contracts, which extend through June 29, 2012, was set at 1.68%. The interest rate on the three-month swap contracts for the period of June 30, 2012 through September 29, 2027, was set at 4.84%. Under the accounting standards on derivatives and hedging, the Company recognizes all derivatives, except those designated as a normal purchase or normal sale at inception, as either assets or liabilities on the balance sheet and measures those instruments at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met. Gains and losses related to cash flow hedges are recognized in other comprehensive income. Gains or losses on derivatives that do not qualify for hedge accounting are recognized as interest expense.

The accounting standards on derivatives and hedging enable companies to designate qualifying derivatives as hedging instruments based on the exposure being hedged. These hedge designations mainly include fair value hedges and cash flow hedges. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge are recognized in earnings as offsets to the changes in fair value of the exposure being hedged. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are deferred in accumulated other comprehensive loss and are recognized into earnings as the hedged transactions affect earnings. Any ineffectiveness is recognized in earnings immediately. The ineffective portion is recognized as interest expense for interest rate hedges.

The hedging relationships under the 2010 Interest Rate Swaps are ineffective and do not qualify for hedge accounting. The accounting standards on derivatives and hedging enable companies to designate qualifying derivatives as hedging instruments based on the exposure being hedged. These hedge designations mainly include fair value hedges and cash flow hedges. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge are recognized in earnings as offsets to the changes in fair value of the exposure being hedged. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are deferred in accumulated other comprehensive loss and are recognized into earnings as the hedged transactions affect earnings. Any ineffectiveness is recognized in earnings immediately. The ineffective portion is recognized as interest expense for interest rate hedges. The hedging relationships under the 2010 Interest Rate Swaps are ineffective and do not qualify for hedge accounting. As of December 31, 2011, the Company was in a $33.2 million liability position on its derivative instruments, reported in current liabilities on the 2011 statement of financial position. The one-month swaps expired at their maturity on June 29, 2012. On August 31, 2012, in conjunction with the early repayment of the construction loan (see Note 5), the Company terminated the three-month swaps by making a payment of $53.6 million. The change in the fair value of the 2010 Interest Rate Swaps for the period from January 1, 2012 to September 26, 2012 and for the year ended December 31, 2011, was $20.4 million and $24.0 million, respectively, and was recognized as a loss on derivatives in the Company’s statements of operations.

Income Taxes

The Company is not subject to federal and state income taxes and, accordingly, has not provided for income taxes in the accompanying financial statements. The members are required to report their proportional share of gains, losses, credits, or deductions on their individual income tax returns.

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Company applies accounting guidance with respect to how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. This guidance requires the accounting and disclosure of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. The Company has had no examinations in progress, none are expected at this time, and the years 2008 through 2012 are still open. As of December 31, 2012 and 2011, there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken in future tax returns. The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of other expense. There was no accrued interest and penalties as of December 31, 2012 and 2011.

Recent Accounting Pronouncements

In May 2011, the FASB issued authoritative guidance regarding common fair value measurements and disclosure requirements in U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable inputs. This guidance is effective for annual periods beginning after December 15, 2011. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations. In February 2013 the FASB issued an amendment to this guidance, to be effective immediately, to clarify that nonpublic entities are not required to disclose the level of fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. This guidance was effective immediately. The Company adopted this guidance beginning on January 1, 2012. The adoption of this guidance did not affect the Company’s financial position, results of operations, or cash flows

3. Fair Value Measurements

The Company accounts for fair value measurements under Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

In determining the fair value of the financial instruments, management considers the source of observable market data inputs, the liquidity of the instrument, the credit risk of the counterparty to the contract, and the Company’s own risk of nonperformance.

When deemed appropriate, the Company manages risk from interest rate fluctuations through the use of derivative financial instruments. The 2010 Interest Rate Swaps are interest rate swaps that establish a fixed rate on variable-rate debt. The fair value of the 2010 Interest Rate Swaps was determined using support of a third-party specialist and is based on observable inputs, including interest rate curves, as well as unobservable inputs, such as the Company’s and its counterparties’ credit spread. The primary pricing inputs used in determining the fair value of the interest rate swaps are forward LIBOR curves with the same duration as the instrument as reported in published information provided by pricing services. For each derivative, the projected forward curves are used to determine the stream of cash flows over the remaining term of the contract. The cash flows are then discounted using a spot discount rate to determine the fair value. In certain instances, the published curve may not extend through the remaining term of the contract, and management must make assumptions to extrapolate the curve, which results in the use of unobservable inputs. The value of the 2010 Interest Rate Swaps was adjusted for the non-performance risk of the parties to the contract or credit valuation adjustment for contracts, which is based on unobservable inputs. As a result, the derivative liability related to the 2010 Interest Rate Swaps was categorized as Level 3. The 2010 Interest Rate Swaps either expired or were settled during 2012. As such, the Company had no derivative liability at the Chevron Transaction Date.

The following tables present the financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2012 and 2011, by level within the fair value hierarchy.

	Assets and Liabilities With Recurring Fair Value Measures As of December 31, 2012
	Carrying Value	(Level 1)	(Level 2)	(Level 3)
	(In Thousands)
Assets
Money market funds(1)	$5,000	$5,000	$—	$—

Total	$5,000	$5,000	$—	$—

(1)	Included in restricted cash on the consolidated statement of financial position

	Assets and Liabilities With Recurring Fair Value Measures As of December 31, 2011
	Carrying Value	(Level 1)	(Level 2)	(Level 3)
	(In Thousands)
Assets
Certificates of deposit(1)	$1,047	$1,047	$—	$—

Total	$1,047	$1,047	$—	$—

Liabilities
Derivative liability	$33,170	$—	$—	$33,170

Total	$33,170	$—	$—	$33,170

(1)	Included in restricted cash on the consolidated statement of financial position

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following table presents a reconciliation of the derivative liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Balance at December 31, 2011	$33,170
Change in fair value of derivative liability reported in the consolidated statement of operations(1)	20,385

Settlement of derivative liability	(53,555)

Balance at September 26, 2012	$—

(1)	See Note 2, Derivatives — Interest Rate Swaps, for further information regarding the classification of gains and losses included in earnings in the consolidated statements of operations.

4. Related-Party Transactions

Equity Placement Fee

Pursuant to the Equity Placement Fee Agreement between the Company and Hannon Armstrong Capital, LLC (HA), an affiliate, executed May 13, 2010, the Company is required to pay HA a fee equal to 5% of any equity infusion completed through HA’s efforts. During the year ended December 31, 2010, the Company received two equity infusions aggregating $90 million and thereby owed HA $4.5 million. On May 13, 2010, the Company paid HA $4,224,501 and issued a note payable for $275,499. The note is payable on or before May 12, 2013, plus interest. The note amount of $275,499, plus interest of $114,260 was paid off in September 2012.

Financial Services Agreement

Pursuant to the August 15, 2012 amended and restated financial services agreement between the Company and Hannon Armstrong Securities LLC (“HA Securities”), an affiliate, HA Securities is to provide the Company certain services related to the placement of debt or equity securities. In accordance with this agreement the Company paid HA Securities $3.1 million for financial services related to the HRTE Transaction.

Development Fee Agreement

On May 11, 2010, HRP entered into a Development Fee Agreement with HA and Catalyst Geothermal, LLC (collectively, the Developers) in consideration for the development services provided to the Company prior to obtaining Project financing. The Company shall pay the Developers a fee of $10 million each, to the extent that there are funds available from the construction loans after taking into account the payment of all Project costs through the earlier of (i) the term conversion of the construction loans or (ii) December 31, 2012. Such payment shall be made on the earlier of the date of substantial completion of the Project as that term is defined in the Credit Agreement (see Note 5) or one business day prior to the placed-in-service date as that term is defined in the Credit Agreement. The Company has recorded a $20 million development fee payable to related parties, which was capitalized in 2010 and included in construction in progress. The amount was included in payables to affiliates and development fee payable to affiliates in December 31, 2011. The Company paid the $20 million to Developers in 2012.

Debt Placement Fee

Pursuant to the Debt Placement Fee Agreement between the Company and HA executed on May 13, 2010, the Company paid HA $3 million. This amount represents 1% of the initial nonrecourse debt placed by HA under the Credit Agreement (Note 5). The amount was included in deferred financing costs (discussed in Note 2). In 2012, the Company recorded $1.5 million payable to HA in connection with the Chevron transaction.

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Project Management Agreement

On May 11, 2010, ES and the Company executed a fee agreement whereby ES would provide project management and administrative services to the Company. The agreement expires with the expiration of the PPA with SRP or anytime at the Company’s discretion without having to show cause. During the construction phase of the contract (period prior to commercial operation), the monthly fee is $106,000 per month. After the construction period ends, the fee is reduced to $64,333 per month. During the period from January 1, 2012 to September 26, 2012 and the year ended December 31, 2011, the total payments made to ES pursuant to this agreement amounted to $641,000 and $1,272,000, respectively. During period from January 1, 2012 to September 26, 2012 and the year ended December 31, 2011, $95,000 and $500,000, respectively, were capitalized as a direct cost of construction. The remaining amounts of $546,000 and $772,000 were expensed as a general and administrative expense for period from January 1, 2012 to September 26, 2012 and the year ended December 31, and 2011, respectively. There were no payable balances under this agreement as of December 31, 2011.

Operations and Management Agreement

On September 30, 2009, HRP and Hudson Ranch Energy Services LLC (HRES), a subsidiary of ES, entered into an Operations and Maintenance Agreement. Pursuant to this agreement, HRES is to provide various services for the mobilization, operation, and maintenance of the Project. As compensation for such services, the Company is obligated to reimburse HRES for all costs incurred in providing the services plus a Base Fee annually. The Base Fee is payable in equal monthly installments commencing on the Commercial Operations Date as defined therein and is subject to annual escalation. In addition, HRES is subject to meeting certain performance criteria that could positively or negatively impact the Base Fee. Prior to the Commercial Operations Date, HRES is to provide various services required to prepare the Project for start-up and steady operations. During this period of time, the Company is obligated to reimburse HRES for all costs and labor incurred in providing these services, up to a maximum of $1.6 million, increased by amendment to $3 million in November 2011. For the period from January 1, 2012 to September 26, 2012 and the year ended December 31, 2011, HRES billed the Company $3.7 million and $1.6 million, respectively. During 2012 and 2011, approximately $0 and $838,000 of this amount was capitalized into construction in progress, respectively. The remaining amounts of $3.7 million and $770,000 were expensed as Plant Operations for period from January 1, 2012 to September 26, 2012 and the year ended December 31, 2011, respectively. There were no payable balances under this agreement as of December 31, 2011.

General and Administrative Costs

During the year ended December 31, 2012 and 2011, the Company incurred certain general and administrative costs aggregating $380,000 and $318,000, respectively, paid for by ES and included with other amounts payable to affiliates. Of these amounts, $0 and $249,000 is included in payables to affiliates as of December 31, 2012 and 2011, respectively. At December 31, 2012 amounts payable to HRPI was $84,000 and payable to ES $64,000.

5. Debt Financing

Construction Loan

In May 2010, HRP entered into a credit agreement (the Construction Loan Credit Agreement or Credit Agreement) with a group of banks in order to finance the construction of the Project. The Credit Agreement provided for an aggregate of approximately $300.2 million in construction loan and term financing. The

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

construction loan consisted of a Tranche A commitment of $204.9 million and a Tranche B commitment estimated at $95.3 million. The Tranche B portion was dependent upon certain eligible construction and drilling costs associated with the Cash Grant, and could not exceed $95.3 million, and was due in full on December 30, 2012. As of December 31, 2011, the Company had drawn $204.9 million on Tranche A and $36.2 million on Tranche B. The amounts drawn upon under the construction loan were eligible for conversion into a term loan upon the attainment of certain conditions precedent, but no later than December 30, 2012. If not converted, the construction loan, including accrued interest, was payable in full on December 31, 2012. Prior to conversion to a term loan, all proceeds received under the Cash Grant must first be applied to the Tranche B construction loans. As of December 31, 2011, the portion of the Tranche B construction loans to be repaid prior to the end of 2012 was recorded as a current liability. The remaining construction loan balance was classified as a noncurrent liability as of December 31, 2011, as the Company anticipated that the term conversion conditions would be met during 2012 and that the remaining construction loan balance would be converted into a term loan.

Interest payments on the construction loan accrued on a daily basis at variable rates based upon either a base rate of the prime lending rates, less an applicable margin of 0.75%, or the eurodollar rate, plus an applicable margin of 3.25%. During the years ended December 31, 2012 and 2011, the borrowings were primarily made pursuant to the eurodollar loan option, and the applicable interest rate under the Construction Loan Credit Agreement prior to consideration of the interest rate swaps (see Note 3) was approximately 4.2% and 3.5% respectively for the years ended December 31, 2012 and 2011.

For the period from January 1, 2012 through September 26, 2012, interest incurred on the Construction Loan Credit Agreement totaled $9,013,000. Of this amount, $2,914,000 was capitalized to construction in progress, and $6,099,000 was recorded as interest expense. For the year ended December 31, 2011, interest incurred on the Construction Loan Credit Agreement was $7,469,000, which was capitalized in construction in progress. Included in these amounts are settlements from the interest rate swap agreements of $1,514,000 and $2,523,000 for the years ended December 31, 2012 and 2011, respectively.

On August 31, 2012, HRP, in conjunction with the closing of a $313 million Notes Payable Agreement (see below) repaid the principal amounts outstanding under the Construction Loan Credit Agreement aggregating $299.0 million. In addition, HRP also terminated the interest rate swap agreements by making a $53.5 million payment.

Borrowings under the Construction Loan Credit Agreement were secured by substantially all assets of HRP. The Credit Agreement contained customary covenants and default provisions, including limitations on, among other things, additional indebtedness, liens, maintenance of debt service reserve, retention, major maintenance accounts, and restricted payments. HRP was in compliance with these covenants during the term of the Construction Loan Credit Agreement

Pursuant to the Construction Loan Credit Agreement, HRP was required to pay a commitment fee on a quarterly basis equal to 1.3% of the daily average unused credit facilities under Tranches A and B. During the years ended December 31, 2012 and 2011, the Company incurred $246,000 and $2.0 million, respectively, in commitment fees. Of these amounts $181,000 and $2.0 million were capitalized into construction in progress for the period from January 1, 2012 through September 26, 2012 and the year ended December 31, 2011 respectively.

Notes payable

On August 31, 2012 the Company entered into a separate $313 million note purchase agreement (the Note Purchase Agreement) with a group of institutional lenders (the Lenders). The senior secured notes issued

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

under the Note Purchase Agreement bear interest at 6.25%. Interest on the notes is due quarterly. Variable principal amounts are due as of the end of most calendar quarters throughout the term of the notes ending on March 31, 2042, as set forth in the amortization schedule to the Note Purchase Agreement. Interest expense for the period from August 31, 2012 through September 26, 2012 totaled $1,413,000. The notes payable balance included $623,000 discount related to the loan origination costs, of which were amortized into interest expenses through the Chevron Transaction date. These Notes payable were contributed as part of the equity transaction with HRTEH LLC.

6. Commitments

Purchase Commitments

The Company has entered into a number of agreements for equipment purchases and services related to its construction-in-progress activities. At December 31, 2012, total obligations related to such agreements were immaterial.

Geothermal Leases

The Company has entered into a number of geothermal lease agreements that may be terminated by the Company at any time without penalty. The primary term under these leases is for ten years, and they contain an escalation clause in year five. Thereafter, the base rent is increased by the Implicit Price Deflators of Gross Domestic Product (IPDGDP) index. In the event that the Company sells geothermal substances as defined therein, the Company will make a royalty payment to the lessors in an amount to be determined by the type of substance being sold. In the event the sale is attributable to the generation facility owned or operated by the Company, then the applicable royalty rate would be payable on a pro rata basis attributable to that lessor’s contribution. The Company incurred approximately $838,000 and $14,600 for the year ended December 31, 2012 and 2011, respectively. These lease agreements have been contributed as part of the HRTE transaction.

Royalty Agreement

In January 2005, ES entered into a consulting services agreement with a consultant to provide assistance in obtaining land and geothermal mineral rights in the Imperial Valley of California. The agreement was later amended and restated on April 1, 2009, and the obligation thereunder relating to the Project was later assigned to the Company. Pursuant to this agreement, the Company is obligated to pay the consultant a royalty override on revenues generated by the Project. For the years ended December 31, 2012 and 2011, the Company incurred $41,000 and $0 royalty expense related to this agreement, respectively.

Contingencies and Litigation

The Company may from time to time be involved in various claims and lawsuits regarding matters arising in the ordinary course of business. Accordingly, management assesses the probability of adverse judgments in connection with current and threatened litigation. Management would accrue the cost of an adverse judgment if, in its estimation, the adverse outcome is probable and management can reasonably estimate the ultimate cost. As of December 31, 2012 and 2011, the Company was not aware of any threatened or pending lawsuits.

7. Members’ Equity

Pursuant to the terms of HR Holdings’ Amended and Restated Limited Liability Company Agreement (the Operating Agreement), the Company will continue until the earliest of (a) a term 99 years after October 5,

HUDSON RANCH I HOLDINGS, LLC

(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2005; (b) the unanimous decision of the Members, or (c) an event of dissolution. The Company’s net earnings or losses are allocated to the Members’ equity accounts in accordance with distribution provisions of the Operating Agreement. Such allocations are essentially done in proportion to each Member’s pro rata share of membership units owned, subject to certain preferences based on class of membership unit owned. Except for certain conditions as specified in the Credit Agreement, the Members are not liable for any amount in excess of their respective capital contributions and are not liable for any of the debts and losses of the Company, except to the extent that a liability of the Company is founded upon results from an unauthorized act or activity of such Member.

The Operating Agreement specifies that there will be two classes of membership units, each with different rights to profits, losses, and cash distributions:

Class A Member Units. Class A member units are entitled to 75% of earnings and losses until such time as they realize a 13% annualized rate of return on their equity capital contribution plus a priority distribution to one member of $1.5 million (the Flip Point). Such amounts will be allocated in accordance with each Member’s pro rata units. After the Flip Point is reached, Class A members are entitled to 35% of earnings and losses in accordance with each Member’s pro rata units.

Class B Member Units. Class B member units are entitled to 25% of earnings and losses until such time as the Class A units realize a 13% annualized rate of return on their equity capital contributions plus a priority distribution to one member of $1.5 million (the Flip Point). Thereafter, earnings and losses will be allocated in accordance with each Member’s pro rata units. After the Flip Point is reached, Class B members are entitled to 65% of earnings and losses in accordance with each Member’s pro rata units.

Both Class A and Class B member units have voting rights, and a majority of all Members is required to effectuate changes to the Operating Agreement. A majority of all Members is defined as 50.1% of the Class A member units and 50.1% of the Class B member units.

On May 13, 2010, the Company amended and restated its Operating Agreement to allow for the admission of GGE as a new member. On that date: (i) ES contributed its entire ownership interest in HRP with a net carrying value of $13 million and $4 million in cash for 15,366,501 Class B member units and 4,000,000 Class A member units, respectively. In addition, GGE contributed approximately $54.2 million in cash in return for 54,240,584 of Class A member units and committed to contribute an additional $31.8 million pursuant to the terms of the May 2010 Equity Contribution Agreement. Subsequently, GGE made three additional cash contributions and in return received an additional 31,759,519 Class A member units. As a result of this capitalization, ES obtained approximately 28.3% interest in the Company, with the remaining 71.7% going to GGE.

In connection with the HRTE transaction, the Company made $40 million in cash distributions to the members. In connection with the Chevron Transaction in September 2012, the Company made $103 million in cash distributions to the members. No cash contributions were received from the members in 2012 and 2011.